Filed Pursuant To Rule 433

Registration No. 333-275079

January 15, 2025

EXECUTIVE EDITOR, THE WEALTH ADVISOR, SCOTT MARTIN: This is Wealth Advisor TV. I'm Scott Martin. ETF innovators, cryptocurrency. The name I think of in Crypto ETFs, obviously Grayscale. I've got Dave LaValle. He runs their ETF program. Dave, how are you? Thank you very much for being here today.

GLOBAL HEAD OF ETFS, GRAYSCALE INVESTMENTS, DAVID LAVALLE: Scott. It's great to be here. I'm super happy to be able to kind of recap 2024 and talk about 2025. It's been an incredible year for the markets holistically, but certainly for digital assets. I mean, obviously it was a historic January of 2024 when we had, you know, finally had the opportunity to uplift our flagship Bitcoin product, GBTC, you know, commence trading as, uh, an exchange traded product. Totally, uh, unprecedented to see, you know, so many issuers bring these products to market. The inflows have been absolutely remarkable. You know, the price action as a result of that has been, you know, incredibly remarkable as well. And the democratization of this, you know, Bitcoin and Ethereum in the case of the two digital assets that have come to market in 2024 in the form of an ETP wrapper, have really kind of been a validation point and some of the largest, you know, institutions in the world, trading firms, and exchanges, and custodians are really validating the asset class and I think that's something that, you know, your community of wealth managers and wealth advisors now need to be really paying close attention to now that they have the opportunity to.

MARTIN: We're gonna start with you watching this in the office. We've been banging the drum here, maybe harder than he has. You need to be here because your clients are here.

LAVALLE: Yeah, Scott. What we've seen is historically there was an asymmetric risk for wealth managers and advisors to suggest an allocation to digital assets. And now we've seen that asymmetric risk invert completely; where if you are a wealth manager and you don't have a strategy on digital assets, you have an asymmetric risk to the future of your franchise. 80 trillion of wealth that is going to, you know, migrate to the next generation. We're not here to say that every portfolio needs an allocation to digital assets, we're here to say that you need to have a strategy and Grayscale is here to help educate.

MARTIN: But top line, you know, where should crypto go in a standard? Used to be 60/40.

LAVALLE: Where it fits in a portfolio is kind of dependent upon the investor. I think that, you know, Bitcoin in particular means different things to different people and I think, you know, lots of people recognize it as, you know, a digital store of value so it may have an application to kind of pull away from a gold allocation and then, you know, replace that with some Bitcoin. But, you know, we really look at this also as a, you know, transformative technology. You know, it may fit into, you know, your small cap tech allocation, which has, you know, very similar, you know, volatility profile and return profile. And I think it's a little bit, you know, undeniable that eight out of the last 11 years, this has been the number one performing asset. You know, I would never shy away from the reality of some of the volatility characteristics, but I would say while volatile, uh, it doesn't devalue, you know, we have our minis, the BTC ticker and ETH ticker, which are our low cost, you know, spot Bitcoin and spot Ethereum products, which have also had very strong performance, uh, and we're really proud to say the lowest cost in market, which is, you know, a real consideration when advisors are making their allocations.

MARTIN: And you've got other things coming in in the pipeline, right?

LAVALLE: Look, 2025 is going to be an incredibly exciting year. You know, demand profile for digital assets and clients portfolios is only increasing. I think what you're gonna see from Grayscale is you're gonna see more single asset private placements come to market. Um, I think you're going to see, you know, us try and figure out exactly how we can have a diversified product in market, so multi token product in market, and then we're gonna figure out what's kind of next on the docket for single asset exchange traded products to come to market. We think that we're going to continue to push down the cap spectrum, permissibility of what the SEC and the exchange rules will allow for. I think we're gonna see an expansion of digital assets coming to market and ETPs and we're really excited about that.

MARTIN: That was fascinating stuff. Dave, thank you very much. I'm eager to talk to you anytime you want.

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.